As filed with the Securities and Exchange Commission on March 29, 2024

Registration No. 333-275521

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MultiSensor AI Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3827	86-3938682
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2105 West Cardinal Drive

Beaumont, Texas 77705

(866) 861-0788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary Strahan, Chief Executive Officer

2105 West Cardinal Drive

Beaumont, Texas 77705

(866) 861-0788 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Drew Capurro

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, California 92626

(714) 540-1235

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-275521)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 to the Registration Statement shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 of MultiSensor AI Holdings, Inc. (File No. 333-275521), initially filed on November 13, 2023 and declared effective by the Securities and Exchange Commission (the “SEC”) on December 19, 2023 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file a consent of Deloitte & Touche LLP with respect to its report dated March 29, 2024 relating to the financial statements of MultiSensor AI Holdings, Inc. contained in its Annual Report on Form 10-K for the year ended December 31, 2023 and included in the Prospectus Supplement No. 2 dated March 29, 2024 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Description
23.1*	Consent of Deloitte & Touche LLP (with respect to MultiSensor AI Holdings, Inc. consolidated financial statements).

*Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beaumont, State of Texas, on March 29, 2024.

MultiSensor AI Holdings, Inc.

By:	/s/ Gary Strahan
Name: Gary Strahan
Title: Chief Executive Officer and Director

Each person whose signature appears below constitutes and appoints each of Steven Winch and Gary Strahan, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this post-effective amendment has been signed by the following persons in the capacities and on March 29, 2024.

Signature	Title

/s/ Gary Strahan	Chief Executive Officer and Director (Principal Executive Officer)
Gary Strahan

/s/ Peter Baird	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Peter Baird

/s/ Steven Winch	President and Director
Steven Winch

/s/ David Gow	Director
David Gow

/s/ Reid Ryan	Director
Reid Ryan

/s/ Stuart V Flavin III	Director
Stuart V Flavin III

/s/ Petros Kitsos	Director
Petros Kitsos

/s/ Margaret Chu	Director
Margaret Chu